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FEB 14 2019
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SEC FILE NUMBER
8- 68004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland (City) Indiana (State) 46322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public
My commission expires Aug 3, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in 210.1-02 of Regulation S-X.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ATIS, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ATIS, Inc, as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ATIS, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ATIS, Inc's management. Our responsibility is to express an opinion on ATIS, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ATIS, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1(f) has been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc's financial statements. The supplemental information is the responsibility of ATIS, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital

pursuant to Rule 15c3-1(f) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ATIS, Inc.'s auditor since 2009.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 11, 2019

ATIS, Inc.

Statement of Financial Condition

Assets	December 31, 2018
Cash and cash equivalents	$ 72,242.00
Accounts receivable	$ 16,244.00
Interest receivable	$ 68.00
Deposit with clearing organization	$ 50,000.00
Securities owned	$ 96,725.00
Officer Life Insurance	$ 32,983.00
Property, net	$ 2,716.00
Prepaid Deposits	$ 618.00
Total Assets	$ 271,596

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 15,373.00
Stockholders' Equity	
Common stock, no par value, 100 shares authorized, issued and outstanding	$ 5,000.00
Additional paid in capital	$ 125,000.00
Retained earnings	$ 126,223.00
Total Stockholders' Equity	$ 256,223.00
Total Liabilities and Stockholders' Equity	$ 271,596

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Year Ended December 31, 2018
Revenues	
Commissions	$ 305,277
Investment advisory fees	$ 327,516
Interest and Dividend income	$ 8,188
Gain (loss) on securities	$ (8,505)
Other income	$ 125,872
	$ 758,348
Operating Expenses	
Employee compensation and benefits	$ 420,054
Data processing and clearing charges	$ 101,564
Occupancy expenses	$ 22,914
Communications	$ 2,386
Administrative expenses	$ 30,636
Legal and professional fees	$ 13,800
Other operating expenses	$ 5,217
	$ 596,571
Net Income	$ 161,777

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, December 31, 2017	$ 5,000.00	$ 125,000	$ 104,446.00
Distributions			$ 140,000
Net income			161,777
Balance, December 31, 2018	5,000	125,000	126,223

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.
Statement of Cash Flows

	December 31, 2018
Operating Activities	
Net income	$ 161,777
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	2,679.00
Changes in operating assets and liabilities:	
Prepaid Assets	3,883
Accounts receivable	12,936
Interest receivable	
Utility Deposit	
Accounts payable and accrued expenses	(17,371)
Net Cash Provided by Operating Activities	163,904
Investing Activities	
Life Insurance Cash Value	(7,872.00)
Fixed Assets	-
Change in investment inventory	8,520.00
Net Cash Used in Investing Activities	648
Financing Activities	
Shareholder distributions	(140,000.00)
Net Cash Used in Financing Activities	(140,000)
Increase (Decrease) in Cash and Cash Equivalents	24,552
Cash and Cash Equivalents at Beginning of Year	47,690
Cash and Cash Equivalents at End of Year	$ 72,242

The accompanying notes are an integral part of these financial statements.

ATIS, Inc.
Notes to Financial Statements
December 31, 2018

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage activities, and wealth management services, serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2015 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $2,679 for the year ended December 31, 2018 has been computed using accelerated and straight line methods of depreciation.

ATIS, Inc.
Notes to Financial Statements
December 31, 2018

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2018.

Note 2 – Securities Owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2018
Treasury Bill Fund, maturing within 3 months	$ 45,730
Preferred Equity Fund	20,538
John Hancock Financial Fund	13,965
Fidelity Advisor Equity Fund	1,701
DNP Utility Select Fund	5,200
Certificate of Deposit	9,591
Total	$ 96,725

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2018
Furniture and office equipment	$ 20,286
Less: Accumulated depreciation	17,570
Total	$ 2,716

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2018, the Company had net capital of $246,261, which was $196,261 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 6.242%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2018, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2018 unaudited Focus report and this report. The net effect on net capital was $0.

Net capital as reported on the unaudited Focus report of December 31, 2018	$ 246,261
Net Capital as Audited	$ 246,261

Note 7 – Revenue from Contracts with Customers

Brokerage Commissions

The Firm charges commissions for some of its customers on a transaction basis. Commissions and related clearing expenses are recorded on the trade date. The Firm believes the performance obligation is satisfied on the trade date because that is when the underlying security ownership is identified and agreed upon

Mutual Funds, Annuities, and Retirement Plans

The Firm enters into sales agreements with mutual fund and insurance companies for customers to acquire pooled investment funds and insured products that may be of similar design. Sales commissions are received upon the completion of such purchases. They may be received up front or over time and recorded as received. Retention fees may also be received from time to time, which are recorded when received. Such retention fees are based on the market values of the accounts involved.

Asset Management

Investment Advisory Services are provided by the Firm. Compensation for such services is calculated as a percentage of the average annual client investment account balance. Fees are received quarterly and are recognized monthly as they relate more specifically to the services provided in that period.

2018 revenues derived from the above mentioned contracts are as follows:

Brokerage Commissions -	$ 171,819
Mutual Funds -	$ 133,457
529 Plan Commissions -	$ 6,080
Annuities -	$ 105,708
Retirement Plans -	$ 12,843
Managed Account Fees	$ 327,166
Total	$ 757,073

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2018

Net Capital	
Stockholders' equity	$ 256,223
Less nonallowable assets	(3,402)
Net capital before haircuts on security position	252,821
Haircuts on securities	(6,560)
Net capital	$ 246,261
Aggregate Indebtedness	$ 15,373
Net capital required based on aggregate indebtedness	$ 1,025
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 196,261
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 186,261
Percentage of Aggregate Indebtedness to Net Capital	6.2%

ATIS, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISIION

AS OF DECEMBER 31, 2018

The SEC rules related to the "Possession or Control Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

ATIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

The SEC rules related to the "Computation for Determination of Reserve Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ATIS, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ATIS, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATIS, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) ATIS, Inc stated that ATIS, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. ATIS, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATIS, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 11, 2019

ATIS inc.

Investment Advisory Services

Exemption from SEC Rule 15c3-3

January 9, 2019

The following statements are made to the best knowledge and belief of ATIS, Inc.:

1. ATIS, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): ATIS, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. ATIS, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

John J. Evanich

President

9717 Prairie Avenue · Highland, Indiana 46322
Phone 219-836-2102 · Fax 219-836-2368

ATIS, Inc.

Financial Report

December 31, 2018